Mail Stop 3010

June 17, 2009

Mr. Christopher J. Papa
Executive Vice President and Chief Financial Officer
Post G.P. Holdings, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

> **Re: Post Apartment Homes, L.P.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 0-28226**

Dear Mr. Papa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant